

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

September 29, 2010

Peter B. LaMontagne
Chief Executive Officer
Paradigm Holdings, Inc.
9715 Key West Ave., 3rd Floor
Rockville, MD 20850

> **Re: Paradigm Holdings, Inc.
> Preliminary Revised Proxy Statement on Schedule 14A
> Filed August 20, 2010
> File No. 000-09154**

Dear Mr. LaMontagne:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel